Filed pursuant to Rule 433
Registration No. 333-151522

November 9, 2009

Forward home price expectations were stable this week after last week’s sell off following the fourth-straight positive S&P/Case-Shiller report.  Pending home sales and construction spending were again up from last month.

UMM is now trading very close to its Underlying Value. At this price investors can put on a long position in US home prices as the market is expressing virtually flat expectations for growth over the next five years.  Historically, the average annual return of the S&P/Case-Shiller Composite-10 is over 4%.
Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973

UMM:   $23.05 (-$0.01, -0.04%)
DMM:   $26.00 (-$0.10, -0.38%)

Implied HPA: +0.23%

The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 158.29 by August 2014 from 157.93 today (reflects data through August 2009).

Last week’s market movers:

“Lower-priced houses have probably bottomed, but expensive homes absolutely haven’t and they’re going to continue to go down.”

- Scott Simon, PIMCO
• • •
“Home sales continued to show improvement as we see people rush to take advantage of the homebuyer tax credit.”

- David Semmens, Standard Chartered Bank

• Pending Home Sales: +6.1% (v. +6.4% prev.) • Construction Spending: +0.8% (v. -0.2% est.) • Unemployment Rate: 10.2% (v. 9.9% est.)
This week’s housing market indicators:
Nov. 10 – Consumer Confidence Nov. 12 – MBA Mortgage Apps Source: Bloomberg

Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009

Contacts:
For general inquiries or for more information, please visit www. MacroMarkets.com or call  888-9House5   (888-946-8735)
For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission.  You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts.  There can be no assurance that the Trusts will achieve their investment objectives.  An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment.  There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders.  You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment.  An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked.  The price of the asset being tracked by a MacroShares Trust may be volatile.  It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend.  There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009